Mail Stop 4561

January 26, 2009

VIA USMAIL and FAX (303) 893 - 1008

Mr. James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
700 17<sup>th</sup> Street, Suite 1200
Denver, Colorado 80202

> **Re:     CapTerra Financial Group, Inc.**
> **Form 10-KSB for the year ended 12/31/2007**
> **Filed on 3/31/2008**
> **File No. 000-50764**

Dear Mr. James W. Creamer III:

We have reviewed your response letter dated December 15, 2008 and have the following additional comments.  Where indicated, we think you should revise your documents in response to these comments.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB/A FILED ON DECEMBER 15, 2008

Financial Statements and Notes

Note 8 – Income Taxes, page F-17

1.    We have considered your response to comment two.   Given the cumulative losses in recent years, the anticipated losses in the upcoming years, your going-concern issues, and the fact that realization of your deferred tax asset is dependent on a forecasted, but not yet demonstrated, turnaround in operating profitability, it appears recordation of a full valuation allowance for your deferred tax asset would be appropriate as of December 31, 2007.

2.    Please confirm that the information regarding your operating loss carry forwards provided in response to comment three will be disclosed in future filings.

Certifications

3.      We note you continue to include the title of the certifying individual when identifying the individual at the beginning of the certification.   Please confirm to us that your officers signed such certifications in a personal capacity, and that you will not include the title of the certifying individual at the beginning of the certification in future filings.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008

Financial Statements and Notes

Note 8 – Income Taxes, pages 12 - 13

4.      We note you utilize a third party CPA firm for your tax work and FASB 109 calculation. Please tell us the nature and extent of the CPA firm's involvement in your decision making process.

5.      We note you changed to a new CPA firm to perform your tax work and FASB 109 calculation.   Please clarify whether this CPA firm differs from your independent registered public accounting firm that performed the audit of your financial statements. To the extent that you also changed auditors, please file an Item 4.01 8-K providing the required disclosures outlined in Item 304 of Regulation S-K

6.      Further to our above comment, to the extent that you have utilized the same CPA firm to perform your tax work, FASB 109 calculation, and an audit of your financial statements, both presently and in the past, please explain how you considered Rule 2-01 of Regulation S-X in determining that your auditor is independent of you both in fact and appearance.

*  *  *  *

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please file your cover letter on EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

James W. Creamer III
CapTerra Financial Group, Inc.
January 26, 2009
Page 3

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant